================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                         THE ESTEE LAUDER COMPANIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

           CLASS A COMMON STOCK                               518439 10 4
         PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
      (Title of class of securities)                         (CUSIP number)

                              KAREN C. HUNTER, ESQ.
                      PATTERSON, BELKNAP, WEBB & TYLER LLP
                           1133 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10036-6710
                                 (212) 336-2000
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  May 28, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(f)or 13d-1(g) check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              (Page 1 of 6 Pages)

================================================================================

--------------------------------                      --------------------------
CUSIP No.      518439 10 4               13D           Page 2 of 6
--------------------------------                      --------------------------
      1        NAME OF REPORTING PERSON:       Aerin Lauder Zinterhofer
                                               2000 Revocable Trust
                                               u/a/d April 24,
                                               2000, Aerin Lauder
                                               Zinterhofer as Grantor

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:                      13-7234030
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
      3        SEC USE ONLY
--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:                      N/A
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF
               ORGANIZATION:                         New York
--------------------------------------------------------------------------------
      NUMBER OF         7    SOLE VOTING POWER:                   4,932,545

        SHARES
                     -----------------------------------------------------------
     BENEFICIALLY       8    SHARED VOTING POWER:                    --

       OWNED BY
                     -----------------------------------------------------------
         EACH           9    SOLE DISPOSITIVE POWER:              4,932,545

      REPORTING
                     -----------------------------------------------------------
     PERSON WITH       10    SHARED DISPOSITIVE POWER:               --

--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
               REPORTING PERSON:                                  4,932,545
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        N/A
               CERTAIN SHARES:*                                              [_]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          3.9%
                                                                   ** SEE ITEM 5
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 OO
--------------------------------------------------------------------------------


                                      2/6

            This Statement on Schedule 13D is the first amendment to an initial statement on Schedule 13D previously filed with the Securities and Exchange Commission on June 29, 2001 (the "Schedule 13D"). This Amendment No. 1 is filed by the Reporting Person in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information which has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

ITEM 4.     PURPOSE OF TRANSACTION

            On May 28, 2004 (the "Distribution Date"), Richard D. Parsons, as trustee of the Reporting Person, distributed to the Aerin Lauder Zinterhofer 2004 GRAT 220,000 shares of the Class B Common Stock, par value $.01 per share, of the Issuer ("Class B Common Stock") held by the Reporting Person. The disposition was made from the Reporting Person to Richard D. Parsons and The Rockefeller Trust Company (Delaware), as trustees of the Aerin Lauder Zinterhofer 2004 GRAT, for estate planning purposes pursuant to a letter of instruction from Aerin Lauder Zinterhofer as Grantor.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER

            (a) As of May 28, 2004, the Reporting Person beneficially owned 4,932,545 shares of Class A Common Stock via its holding of the same number of shares of Class B Common Stock.

            Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 4,932,545 shares of Class A Common Stock, which would constitute 3.9% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of April 21, 2004).

            Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders, and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 4,932,545 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 4.2% of the aggregate voting power of the Issuer.

            (b) Richard D. Parsons, as the sole trustee of the Reporting Person, has sole voting and dispositive power with respect to the 4,932,545 shares of Class B Common Stock owned by the Reporting Person.

            (c) The Reporting Person has not had any other transactions in the Class A Common Stock that were effected during the past sixty days.

            (d) Richard D. Parsons, as the sole trustee of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,932,545 shares of Class B Common Stock owned by the Reporting Person. Aerin Lauder Zinterhofer, as the beneficiary of the Reporting Person, has the right to receive such amounts of income and principal from the Reporting Person as she shall request or as the trustee of the Reporting Person shall deem advisable.


                                      3/6

            (e) Not applicable.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS


Exhibit A         Stockholders' Agreement, dated November 22, 1995 (filed as
                  Exhibit 10.1 to the Issuer's Annual Report on Form 10-K for
                  the year ended June 30, 2003).*

Exhibit B         Amendment No. 1 to Stockholders' Agreement (filed
                  as Exhibit 10.1 to the Issuer's Quarterly Report
                  on Form 10-Q for the quarter ended September 30,
                  1996).*

Exhibit C         Amendment No. 2 to Stockholders' Agreement (filed
                  as Exhibit 10.2 to the Issuer's Quarterly Report
                  on Form 10-Q for the quarter ended December 31,
                  1996).*

Exhibit D         Amendment No. 3 to Stockholders' Agreement (filed as Exhibit
                  10.2 to the Issuer's Quarterly Report on Form 10-Q for the
                  quarter ended March 31, 1997 (the "FY 1997 Q3 10-Q")).*

Exhibit E         Amendment No. 4 to Stockholders' Agreement (filed
                  as Exhibit 10.1d to the Issuer's Annual Report on.
                  Form 10-K for the fiscal year ended June 30, 2000).*

Exhibit F         Amendment No. 5 to Stockholders' Agreement (filed
                  as Exhibit 10.1e to the Issuer's Annual Report on Form 10-K for the
                  fiscal year ended June 30, 2002).*

Exhibit G         List of parties to Stockholders' Agreement.

Exhibit H         Form of Registration Rights Agreement (filed as Exhibit 10.2 to the Issuer's Registration Statement on Form S-1 (no.
                  33-97180) on November 13, 1995 (the S-1)).*

Exhibit I         First Amendment to Registration Rights Agreement (filed as
                  Exhibit 10.3 to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 1996).*

Exhibit J         Second Amendment to Registration Rights Agreement (filed as
                  Exhibit 10.1 to the FY 1997 Q3 10-Q).*

Exhibit K         Form of Third Amendment to Registration Rights Agreement
                  (filed as Exhibit J to the Reporting Person's Schedule 13D).*

Exhibit L         Fourth Amendment to Registration Rights Agreement (filed as
                  Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for
                  the quarter ended December 31, 2003).*

Exhibit M         List of parties to Registration Rights Agreement.

* Incorporated by reference


                                      4/6

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000,
                                 Aerin Lauder Zinterhofer as Grantor

Dated:  May 28, 2004            By:  /s/ Richard D. Parsons
                                      ------------------------------------
                                      Richard D. Parsons, trustee


                                      5/6

                                  EXHIBIT INDEX

Exhibit A         Stockholders' Agreement, dated November 22, 1995 (filed as
                  Exhibit 10.1 to the Issuer's Annual Report on Form 10-K for
                  the year ended June 30, 2003).*

Exhibit B         Amendment No. 1 to Stockholders' Agreement (filed
                  as Exhibit 10.1 to the Issuer's Quarterly Report
                  on Form 10-Q for the quarter ended September 30,
                  1996).*

Exhibit C         Amendment No. 2 to Stockholders' Agreement (filed
                  as Exhibit 10.2 to the Issuer's Quarterly Report
                  on Form 10-Q for the quarter ended December 31,
                  1996).*

Exhibit D          Amendment No. 3 to Stockholders' Agreement (filed as Exhibit
                  10.2 to the Issuer's Quarterly Report on Form 10-Q for the
                  quarter ended March 31, 1997 (the "FY 1997 Q3 10-Q")).*

Exhibit E         Amendment No. 4 to Stockholders' Agreement (filed
                  as Exhibit 10.1d to the Issuer's Annual Report on.
                  Form 10-K for the fiscal year ended June 30, 2000).*

Exhibit F         Amendment No. 5 to Stockholders' Agreement (filed
                  as Exhibit 10.1e to the Issuer's Annual Report on Form 10-K for the
                  fiscal year ended June 30, 2002).*

Exhibit G         List of parties to Stockholders' Agreement.

Exhibit H         Form of Registration Rights Agreement (filed as Exhibit 10.2 to the Issuer's Registration Statement on Form S-1 (no.
                  33-97180) on November 13, 1995 (the S-1)).*

Exhibit I         First Amendment to Registration Rights Agreement (filed as
                  Exhibit 10.3 to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 1996).*

Exhibit J         Second Amendment to Registration Rights Agreement (filed as
                  Exhibit 10.1 to the FY 1997 Q3 10-Q).*

Exhibit K         Form of Third Amendment to Registration Rights Agreement
                  (filed as Exhibit J to the Reporting Person's Schedule 13D).*

Exhibit L         Fourth Amendment to Registration Rights Agreement (filed as
                  Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for
                  the quarter ended December 31, 2003).*

Exhibit M         List of parties to Registration Rights Agreement.

* Incorporated by reference


                                      6/6